December 3, 2012

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Gulf South Pipeline Company, LP
Amendment No. 1 to Registration Statement on Form S-4
Filed November 26, 2012
File No. 333-184428

Ladies and Gentlemen:

Set forth below are the responses of Gulf South Pipeline Company, LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 29, 2012, with respect to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-184428, filed with the Commission on November 26, 2012 (the “Registration Statement”). The Company has filed a revised draft of the Registration Statement (the “Revised S-4”) today via EDGAR. A copy of this letter has been furnished via EDGAR as correspondence.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 to the Registration Statement on Form S-4 unless otherwise specified.

The Exchange Offer, page 60

General, page 60

1.	We note your response to comment 8. However, it appears that you have deleted the statement that a holder participating in the exchange offer is not engaged in and does not intend to engage in a distribution of the new notes. Please revise to include this acknowledgement that must be made by each holder participating in the exchange offer. Please also add this acknowledgement to paragraph 5 of the letter of transmittal.

RESPONSE: The Company has revised its disclosure as requested. Please see pages 60 and A-3 of the Revised S-4.

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Gulf South Pipeline Company, LP

9 Greenway Plaza, Ste. 2800 Houston, TX 77046 Tel. 713.479.8000 www.gulfsouthpl.com

Securities and Exchange Commission

December 3, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

Gulf South Pipeline Company, LP

By: Gulf South Pipeline Company, LLC, its general partner

By:	/s/ Jamie L. Buskill
Name:	Jamie L. Buskill
Title:	Senior Vice President, Chief Financial and
Administrative Officer and Treasurer

Enclosures

cc:	Michael E. McMahon
E. Ramey Layne - Vinson & Elkins, L.L.P.